Exhibit 99.1

 InflaRx Announces Publication of Phase 1 Data

Demonstrating Favorable Safety and Pharmacokinetic/Pharmacodynamic Profile of Izicopan

•	Izicopan achieved rapid and sustained inhibition of C5a/C5aR1 signaling
•	Pharmacokinetic results demonstrated dose-dependent exposure, with izicopan well tolerated across all single and multiple doses evaluated
•	Findings support Phase 2 development of izicopan in immune-inflammatory diseases

Jena, Germany, November 6, 2026 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced the peer-reviewed publication of first-in-human Phase 1 clinical data for izicopan, formerly known as INF904, the Company’s orally administered, next-generation small molecule inhibitor of the C5a receptor (C5aR1). The publication reports results from the Company’s single ascending dose (SAD) and multiple ascending dose (MAD) study in 86 healthy participants. The positive results of these studies were previously announced.

The paper, “A First-In-Human, Randomized, Placebo-Controlled Single and Multiple Ascending Dose Study of Izicopan (INF904), A Second-Generation Oral Small Molecule C5a Receptor Inhibitor, in Healthy Participants,” was published in the peer-reviewed journal, Clinical Pharmacology in Drug Development. The publication reports findings from a randomized, placebo-controlled Phase 1 study evaluating the safety, tolerability, pharmacokinetics and pharmacodynamics of izicopan in 86 healthy volunteers. The article is available at DOI 10.1002/cpdd.70123.

“Publication of these Phase 1 results further supports izicopan’s differentiated profile,” said Prof. Dr. Niels Riedemann, Chief Executive Officer and Founder of InflaRx. “Izicopan demonstrated rapid and sustained inhibition of C5a/C5aR1 signaling, favorable pharmacokinetic properties and a strong safety and tolerability profile across the doses evaluated. Together, these findings provide a solid clinical pharmacology foundation for our Phase 2 programs and reinforce the potential of izicopan as an oral therapy for patients with serious immune-inflammatory diseases driven by excessive C5a signaling.”

Izicopan was well tolerated at single doses ranging from 3 mg to 240 mg and at multiple doses of 30 mg once daily, 30 mg twice daily and 90 mg twice daily for 14 days. Adverse events were mild or moderate in severity, no dose-dependent safety pattern was observed and no serious adverse events were reported. There were no clinically relevant changes in clinical laboratory parameters, vital signs, electrocardiograms, telemetry or physical examinations.

Izicopan demonstrated rapid, dose-dependent pharmacodynamic activity. In an ex vivo whole-blood assay, single doses of at least 10 mg generally produced greater than 90% blockade of C5a-induced CD11b upregulation within two to four hours, with strong activity maintained at 24 hours across most of the evaluated dose cohorts. Following a single 30 mg dose, greater than 90% blockade was observed. With 30 mg or 90 mg twice-daily dosing, blockade exceeded 95% at multiple time points from Day 2 through Day 15.

Plasma exposure increased with dose across the 3 mg to 240 mg single-dose range, with maximum plasma concentrations reached approximately 3.5 to 6 hours after dosing. Key exposure measures were generally dose proportional in the single ascending dose portion of the study.

About the Phase 1 study
The first-in-human Phase 1 study was a single-center, randomized, placebo-controlled trial in healthy adults. The study evaluated single ascending doses of izicopan ranging from 3 mg to 240 mg and multiple doses of 30 mg once daily, 30 mg twice daily or 90 mg twice daily for 14 days. The primary objective was to assess safety and tolerability, with additional objectives evaluating izicopan’s pharmacokinetic and pharmacodynamic profiles. A total of 86 participants received either the study drug (66) or placebo (20), and all were included in the safety analysis. The study was registered under EudraCT number 2022-002765-14.

About izicopan
Izicopan is an orally administered, small molecule inhibitor of the C5a receptor (C5aR) that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models and in human studies. InflaRx is planning for development of izicopan in ANCA-associated vasculitis (AAV) and additional renal indications.

In contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that izicopan does not exhibit time-dependent inhibition of cytochrome P450 3A4 (CYP3A4/5), which plays an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Izicopan has also demonstrated a favorable reactive metabolite profile in human liver microsomes. Reported results from a first-in-human study demonstrated that izicopan was well tolerated in treated subjects and exhibited no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of izicopan, with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period. Topline Phase 2a data further support the safety profile of izicopan, with no reported safety signals of concern. In patients with hidradenitis suppurativa, over 4 weeks of therapy, izicopan provided rapid and clinically meaningful reductions in abscesses and nodules and draining tunnels, robust HiSCR responses that continued to deepen four weeks after the treatment period, and substantial reductions in patient-reported pain scores, overall demonstrating the potential for biologic-like efficacy. In chronic spontaneous urticaria, InflaRx observed substantial reductions in the 7-day Urticaria Activity Score (UAS7) broadly across patients and particularly in those with severe disease, as well as improved disease control as measured by the Urticaria Control Test (UCT7).

About InflaRx
InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx‘s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The Company is developing izicopan for the treatment of ANCA-associated vasculitis and additional renal diseases. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

InflaRx has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. Follow InflaRx on LinkedIn. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:
InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752
FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "estimate," "believe," "predict," "potential" or "continue," among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the therapeutic potential of izicopan in renal and other complement-mediated diseases; the success of our future clinical trials for izicopan's treatment of AAV and other renal diseases, including aHUS, IgAN and C3G, as well as our assessment of a broader development and registrational strategy in Europe following the revocation of the marketing authorization for Tavneos (avacopan) in the European Union, the United Kingdom and other jurisdictions, and our ability to establish proof of concept for izicopan across such indications; the timing of initiation, enrollment and data readouts of our planned Phase 2 trials of izicopan in AAV, the investigator-initiated trial in aHUS, our planned pilot study in IgAN and our PK bridging study in China; the timing, progress and results of the Phase 3 trial of BDB-001 being conducted by our collaborator Staidson in China; the timing, progress and results of preclinical studies and clinical trials of vilobelimab, izicopan and any other of our product candidates; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including potential regulatory paths in AAV for vilobelimab and izicopan and related discussions with the FDA and EMA; the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab, izicopan or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval and/or marketing authorization for any indication; potential strategic transactions or collaborations, including a potential partnership of izicopan or vilobelimab for PG, HS, CSU or any other indications; our expectations regarding the size of the patient populations for, the market opportunity for and the potential peak sales of izicopan, if approved; whether the FDA, EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; whether the results of our future clinical trials will reflect results seen in previously conducted preclinical studies and clinical trials, and the limitations of cross-study comparisons of izicopan to other product candidates or approved products, including avacopan; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes, the optimization of our manufacturing methods and processes, and our ability to rely on existing third-party manufacturers or engage additional third-party manufacturers for planned future clinical trials and commercial supply; our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing, and the period through which our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved or authorized, any commercial sales; if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory oversight; our ability to comply with enacted and future legislation in seeking marketing approval, authorization or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors (including avacopan) and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry; risks related to our reliance on foreign third-party manufacturers and suppliers, including those located in China; and the risks, uncertainties and other factors described under the heading "Risk Factors" in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.